Exhibit 99.6
FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Primary Energy Recycling Corporation (the “Company”) Suite 129, 2000 York Road Oak Brook, Illinois 60523 USA

Item 2	Date of Material Change

June 19, 2009.

Item 3	News Release

A news release was issued through Canada NewsWire on June 19, 2009, a copy of which is attached as Schedule A.

Item 4	Summary of Material Change

On June 19, 2009, the Company announced plans for a proposed recapitalization transaction that will reduce the Company’s debt and associated interest costs in a manner that the Board believes will address the Company’s refinancing needs and create a capital structure that will be attractive to potential lenders and investors. The Company also announced plans to amend the capital structure of Primary Energy Recycling Holdings LLC (“Primary Energy”) and to restructure the Company’s management agreement, both of which are conditional on the completion of the recapitalization. The recapitalization transaction will be subject to approval by the Company’s securityholders and the Supreme Court of British Columbia and will only be implemented concurrently with the completion of the refinancing of the Company’s $135 term loan credit facility.

In preparation for the refinancing of the Company’s $135 term loan facility, the Company also announced the suspension of cash dividends on the Company’s common shares.

Item 5	Full Description of Material Change

As previously announced, the Board of Directors of the Company has been engaged in a review of strategic alternatives available to the Company to enhance unitholder value. Based on their review to date, the Board of Directors outlines its proposed plan for the Company. The key features of the plan include the following:
•	The recapitalization of the Company (the “Recapitalization”), resulting in the conversion of all of the Company’s outstanding 11.75% subordinated notes, including those held in the form of an enhanced income security (“EIS”) and those held separately (collectively, the “Subordinated Notes”) into newly issued common shares of the Company.

•	Obtaining an amortizing new senior debt facility with cash sweep provisions that is expected to result in the substantial de-leveraging of the Company over the term of the facility.

•	Restructuring of the Company’s management agreement aimed at giving the Company greater control of the business and increased flexibility to explore new opportunities that are in the best interests of unitholders going forward.
The proposed Recapitalization is a means by which the Company can reduce its debt and associated interest costs in a manner that the Board believes will address the Company’s refinancing needs and create a capital structure that will be attractive to potential lenders and investors. The Recapitalization, which is subject to approval by the Company’s securityholders and the Supreme Court of British Columbia, would result in all of the Subordinated Notes being converted into newly issued common shares of the Company on the basis of sixteen (16) new common shares for every Cdn$2.50 principal amount of Subordinated Notes held. Immediately following the conversion of the Subordinated Notes, all of the common shares of the Company (including the new common shares issued on the conversion of the Subordinated Notes) would be consolidated on the basis of one new common share for every seventeen (17) existing common shares outstanding.
Concurrently with the completion of the Recapitalization, the capital structure of Primary Energy will be amended to replicate the effects of the Recapitalization and as a result, all of the preferred membership interests of Primary Energy (including those held by EPCOR USA Ventures LLC (“EPCOR” or the “Manager”)) will be converted into newly issued common membership interests of Primary Energy. As such, EPCOR’s interests in Primary Energy will be treated identically to the interests of all EIS holders.
Following completion of the Recapitalization, there will be approximately 38.0 million common shares of the Company outstanding and approximately 44.3 million common membership interests of Primary Energy outstanding. Currently, EIS holders own in the aggregate almost 100% of the common shares of the Company, the Company holds approximately 83.0% of the common equity of Primary Energy and EPCOR owns the remaining 17.0% of the common equity of Primary Energy. Following completion of the Recapitalization, EIS holders will own in the aggregate approximately 81.7% of the common shares of the Company, the Company will hold approximately 85.7% of the common equity of Primary Energy and EPCOR will hold the remaining 14.3% of the common equity of Primary Energy.
The Board has retained Genuity Capital Markets to provide a fairness opinion in connection with the proposed Recapitalization. Major holders representing over one-third of the outstanding EISs have indicated their willingness to support the Recapitalization.
The Board has concluded that converting the Subordinated Notes into equity, refinancing the Credit Facility and restructuring the Company’s management arrangements is the best path forward to preserve and enhance unitholder value at this time.

In preparation for the refinancing and to reduce the loan amount under a new credit facility, the Board of Directors has decided to suspend the payment of cash dividends to holders of the Company’s common shares. Distributions on all outstanding common membership interests of Primary Energy, including those held by the Company and those held by EPCOR, will also be suspended. The distribution of Cdn$0.06667 per EIS unit announced on May 20, 2009 for payment on June 30, 2009 will be paid as announced. In addition, the Company will continue to make its scheduled interest payments on the Subordinated Notes until they are converted into common shares of the Company. An interest payment of Cdn$0.02448 per Cdn$2.50 principal amount of Subordinated Notes for the period from June 1 to June 30, 2009 will be paid on July 31, 2009 to holders of record as of June 30, 2009.

Further details of the Recapitalization and the amendments to Primary Energy’s capital structure and to the management agreement will be provided in an information circular expected to be distributed to the Company’s shareholders and noteholders in early July.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact V. Michael Alverson, Chief Financial Officer and Vice-President, at (630) 371-0639 or at investorinfo@ primaryenergy.com.

Item 9	Date of Report

June 29, 2009

SCHEDULE A

   Primary Energy Recycling Corporation
NEWS

For Immediate Release	Contact:	V. Michael Alverson Chief Financial Officer Primary Energy Recycling Corporation (630) 371-0639 investorinfo@primaryenergy.com
Primary Energy Recycling Corporation Announces Update on Strategic Review,
Proposed Restructuring Transaction and Suspension of Common Share Dividends
     Oak Brook, Illinois, June 19, 2009 — As previously announced, the Board of Directors of Primary Energy Recycling Corporation (TSX: PRI.UN) (the “Company”) has been engaged in a review of strategic alternatives available to the Company to enhance unitholder value. Based on their review to date, the Board of Directors today outlines its proposed plan for the Company. The key features of the plan include the following:
•	The recapitalization of the Company (the “Recapitalization”), resulting in the conversion of all of the Company’s outstanding 11.75% subordinated notes, including those held in the form of an enhanced income security (“EIS”) and those held separately (collectively, the “Subordinated Notes”) into newly issued common shares of the Company.

•	Obtaining an amortizing new senior debt facility with cash sweep provisions that is expected to result in the substantial de-leveraging of the Company over the term of the facility.

•	Restructuring of the Company’s management agreement aimed at giving the Company greater control of the business and increased flexibility to explore new opportunities that are in the best interests of unitholders going forward.
     The Board of Directors initiated a strategic review process last year that resulted in the decision to pursue, together with EPCOR USA Ventures LLC (“EPCOR” or the “Manager”), the Company’s external manager and holder of an approximate 15.4% interest in Primary Energy Recycling Holdings LLC (“Primary Energy”), the sale of the Company or Primary Energy. The

Company retained Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Genuity Capital Markets (“Genuity”) as its financial advisors to conduct a two stage auction process. The Board reviewed the final bids with its financial and legal advisors and concluded that none of the offers would provide adequate value to the Company’s securityholders and that the proposed Recapitalization is the best alternative for the Company.
     Concurrently with the sale process, the Company has also been pursuing options for the refinancing of its US$135 million term loan facility (the “Credit Facility”). The current lending market is such that refinancing the Credit Facility is only feasible if there is no other material debt outstanding, including the Subordinated Notes. The Board has determined, therefore, that converting the Subordinated Notes into equity is required to obtain refinancing of the Credit Facility.
     The proposed Recapitalization is a means by which the Company can reduce its debt and associated interest costs in a manner that the Board believes will address the Company’s refinancing needs and create a capital structure going forward that will be attractive to potential lenders and investors. The Recapitalization, which is subject to approval by the Company’s securityholders and the Supreme Court of British Columbia, would result in all of the Subordinated Notes being converted into newly issued common shares of the Company on the basis of sixteen (16) new common shares for every Cdn$2.50 principal amount of Subordinated Notes held. Immediately following the conversion of the Subordinated Notes, all of the common shares of the Company (including the new common shares issued on the conversion of the Subordinated Notes) would be consolidated on the basis of one new common share for every seventeen (17) existing common shares outstanding.
     Concurrently with the completion of the Recapitalization, the capital structure of Primary Energy will be amended to replicate the effects of the Recapitalization and as a result, all of the preferred membership interests of Primary Energy (including those held by EPCOR) will be converted into newly issued common membership interests of Primary Energy. As such, EPCOR’s interests in Primary Energy will be treated identically to the interests of all EIS holders.
     Following completion of the Recapitalization, there will be approximately 38.9 million common shares of the Company outstanding and approximately 44.3 million common membership interests of Primary Energy outstanding. Currently, EIS holders own in the aggregate almost 100% of the common shares of the Company, the Company holds approximately 83.0% of the common equity of PERH and EPCOR owns the remaining 17% of the common equity of PERH. Following completion of the Recapitalization, EIS holders will own in the aggregate approximately 81.7% of the common shares of the Company, the Company will hold approximately 85.7% of the common equity of PERH and EPCOR will hold the remaining 14.3% of the common equity of PERH.
     The Board has retained Genuity to provide a fairness opinion in connection with the proposed Recapitalization. Major holders representing over one-third of the outstanding EISs have indicated their willingness to support the Recapitalization.
     On closing of the Recapitalization, the Company and EPCOR have agreed in principle to make the following changes to the current management agreement:
•	A new Chief Executive Officer will be selected by and report to Primary Energy.

•	Certain key employees of EPCOR will be dedicated full-time to all other executive management functions and will report to the new CEO.

•	EPCOR will continue to provide certain back office and plant management functions.

•	The Company will have the right to terminate the management agreement for a specified price, reducing over time, if EPCOR agrees to sell its interests in Primary Energy.

•	If EPCOR owns more than 10% of the equity interests in Primary Energy, the Company will have the right to require EPCOR to sell its interests in a sale of Primary Energy, provided that if EPCOR opposes the sale of its interest, any such sale transaction will require the approval of 2/3 of the votes cast by the Company’s shareholders, such calculation to be made as if EPCOR, solely for this purpose, was a shareholder of the Company that voted against the sale. If EPCOR’s interests in Primary Energy fall below 10%, the Company will have the right to unilaterally require EPCOR to sell its interests in a sale transaction.

•	EPCOR and the Company will agree to effectively terminate the allocation agreement and terminate all existing rights of first offer as between EPCOR and the Company.
     The Company and EPCOR are currently in the process of finalizing definitive documentation to reflect these changes. The Board believes that this new management arrangement will give the Company greater control of the business and increased flexibility to explore new opportunities that are in the best interests of unitholders going forward.

     Based on the results of the sale and refinancing efforts described above, the Board has concluded that converting the Subordinated Notes into equity, refinancing the Credit Facility and restructuring the Company’s management arrangements is the best path forward to preserve and enhance unitholder value at this time.
     In preparation for refinancing and to reduce the loan amount under the new credit facility, the Board of Directors has decided to suspend the payment of cash dividends to holders of the Company’s common shares. Distributions on all outstanding common membership interests of Primary Energy, including those held by the Company and those held by EPCOR, will also be suspended. The distribution of Cdn$0.06667 per EIS unit announced on May 20, 2009 for payment on June 30, 2009 will be paid as announced. In addition, the Company intends to continue to make its scheduled interest payments on the Subordinated Notes until they are converted into Common Shares. An interest payment of Cdn$0.02448 per Cdn$2.50 principal amount of Subordinated Notes for the period from June 1 to June 30, 2009 will be paid on July 31, 2009 to holders of record as of June 30, 2009.
     “The Company has rigorously explored and evaluated its strategic options and the outlined plan is a positive step for the Company and its investors,” said Michel Lavigne, Chair of the Board of Directors. “Completion of this plan promotes the Company’s long term viability, provides it with a capital structure that should be accretive to investors over the medium term and allows for future growth or consideration of other strategic options. In the near term, the Company will be working diligently to advance the refinancing, will be working with EPCOR to finalize documentation relating to the management restructuring and will continue to evaluate its contracts with its host steel mills to enhance value for the Company’s unitholders. Finally, the Company’s performance during arguably one of the largest down turns in steel production is a testament to our investment in some of the best steel mills in the country.”
     Further details of the Recapitalization will be provided in an information circular expected to be distributed to the Company’s shareholders and noteholders in late June or early July. The Credit Facility expires on August 24, 2009. Failure to approve the proposed Recapitalization and refinance the Credit Facility on or prior to maturity will cause the Company to be in default of the Credit Facility.
     This press release is not an offer to sell or the solicitation of an offer to buy the new common shares issued in connection with the Recapitalization. Such securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.
     The Company will hold a Conference call on June 19, 2009 at 2 PM EDT to answer questions about the contents of this release. The conference call details are as follows:
Friday, June 19, 2009 at 2 pm EDT
The telephone numbers for the conference call are:
(416) 644-3415
or
(800) 732-9307
     A conference call replay will be available until midnight on Friday, June 26, 2009 (EDT) by calling (416) 640-1917 or (877) 289-8525. Please enter the passcode 21309453# when instructed. A webcast replay will be available for 90 days by accessing a link through the Investor Information section at www.primaryenergyrecycling.com.
Forward-Looking Statements
     When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining, but not limited, to the successful completion of the Recapitalization and refinancing of the Credit Facility, operating performance, regulatory parameters, weather and economic conditions and the factors discussed in the Company’s public filings available on SEDAR at www.sedar.com. These forward-looking statements are made as of the date of this press release and, except as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.
About Primary Energy Recycling Corporation
     The Company owns a majority interest in Primary Energy. Primary Energy, headquartered in Oak Brook, Illinois, indirectly owns and operates four recycled energy projects and a 50 per cent interest in a pulverized coal facility (collectively, the “Projects”). The Projects have a combined electrical generating capacity of 283 megawatts and a combined steam generating capacity of 1.8 MMlbs/hour. Primary Energy creates value for its customers by capturing and recycling waste energy from industrial and electric generation processes and converting it into reliable and economical electricity and thermal energy for its customers’ use. For more information, please see www.primaryenergyrecycling.com.